SUBSCRIPTION AGREEMENT BETWEEN THE FUND AND THE INVESTOR

CCA Core Return Fund

LETTER OF INVESTMENT INTENT

December 7, 2012

To the Board of Trustees of CCA Investments Trust:

Effective as of the date first written above, the undersigned (the "Purchaser") subscribes to purchase a beneficial interest ("Interest") in the CCA Core Return Fund, in the amount of $50,000.00 for 5,000 shares at net asset value of $10.00 per share, in consideration for which the Purchaser agrees to transfer to you upon demand cash in the amount of $50,000.00.

The Purchaser agrees that each Interest is being purchased for investment purposes only and with no present intention of reselling or redeeming said Interest.

THE CHECCHI FAMILY TRUST

By: /s/ Kathryn D. Checchi, Trustee

     Kathryn D. Checchi, Trustee